                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                   FORM 11-K



(Mark One)
[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
     1934

For the fiscal year ended               December 31, 1997
                              ------------------------------------------

                                      OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from______________________to__________________

Commission file Number                            0-10200
                              ------------------------------------------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                   SEI Investments Capital Accumulation Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                   SEI Investments Company
                   1 Freedom Valley Drive
                   Oaks, Pennsylvania 19456

                   SEI INVESTMENTS CAPITAL ACCUMULATION PLAN
                   -----------------------------------------

                  INDEX TO FINANCIAL STATEMENTS AND SCHEDULES
                  -------------------------------------------



 REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

 FINANCIAL STATEMENTS:

   STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS -- DECEMBER 31, 1997

   STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS -- DECEMBER 31, 1996

   STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS --
   FOR THE YEAR ENDED DECEMBER 31, 1997

   NOTES TO FINANCIAL STATEMENTS

   SUPPLEMENTAL SCHEDULES:

       SCHEDULE I--ITEM 27(a)--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES -- DECEMBER 31, 1997

       SCHEDULE II--ITEM 27(d)--SCHEDULE OF REPORTABLE TRANSACTIONS -- FOR THE YEAR ENDED DECEMBER 31, 1997

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Plan Administrator of
SEI Investments
Capital Accumulation Plan:

We have audited the accompanying statements of net assets available for benefits of SEI Investments Capital Accumulation Plan (the "Plan") as of December 31, 1997 and 1996, and the related statement of changes in net assets available for benefits for the year ended December 31, 1997. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in its net assets available for benefits for the year ended December 31, 1997 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the accompanying index are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                             ARTHUR ANDERSEN LLP



Philadelphia, Pa.,
June 5, 1998

                   SEI INVESTMENTS CAPITAL ACCUMULATION PLAN
                   -----------------------------------------

                STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                ----------------------------------------------

                               DECEMBER 31, 1997
                               -----------------

                                         Core         Large         Core         Small         Large      Diversified  Diversified
                           Stable        Fixed         Cap        Interna-        Cap           Cap        Moderate      Global
                            Asset       Income        Value        tional        Growth        Growth       Growth       Growth
                            Fund         Fund          Fund         Fund          Fund          Fund         Fund         Fund
                         -----------  -----------  ------------  -----------  ------------  ------------  -----------  -----------
Investments               $5,564,378   $3,447,108   $15,840,422   $3,607,507   $12,073,979   $17,029,296     $143,238   $2,340,225

Cash and Short-
 Term Fund                       606          375         1,724          393         1,314         1,854           16          265

Participant
 Loans                            --           --            --           --            --            --           --           --

Employee and Employer
Contributions Receivable      13,426        8,315        38,016        8,658        28,977        40,870          344        5,616

Interest
 Receivable                   29,998       17,597            --           --            --            --           --           --
                          ----------   ----------  ------------  -----------  ------------  ------------  -----------  -----------

Net Assets Available
 For Benefits             $5,608,408   $3,473,395   $15,880,162   $3,616,558   $12,104,270   $17,072,020     $143,598   $2,346,106
                          ==========   ==========  ============  ===========  ============  ============  ===========  ===========
                                                                    SEI
                                                                Investments
                          Diversified                Emerging     Company
                            Global     Diversified    Markets     Common
                             Stock     Conservative   Equity       Stock     Participant
                             Fund          Fund        Fund        Fund         Loans        Total
                          -----------  ------------  ---------  -----------  -----------  ------------
Investments                $4,276,445      $380,959   $363,228   $1,515,934     $     --   $66,582,719

Cash and Short-
 Term Fund                        465            41         40          154           --         7,247

Participant
 Loans                             --            --         --           --      846,067       846,067

Employee and Employer
Contributions Receivable       10,263           914        872        3,639           --       159,910

Interest
 Receivable                        --            --         --           --           --        47,595
                          -----------  ------------  ---------  -----------  -----------   -----------

Net Assets Available
 For Benefits              $4,287,173      $381,914   $364,140   $1,519,727     $846,067   $67,643,538
                          ===========  ============  =========  ===========  ===========   ===========

        The accompanying notes are an integral part of this statement.

                   SEI INVESTMENTS CAPITAL ACCUMULATION PLAN
                   -----------------------------------------


                STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                ----------------------------------------------

                               DECEMBER 31, 1996
                               -----------------

                                        Core         Large         Core         Small         Large      Diversified  Diversified
                          Stable        Fixed         Cap        Interna-        Cap           Cap        Moderate      Global
                           Asset       Income        Value        tional        Growth        Growth       Growth       Growth
                           Fund         Fund          Fund         Fund          Fund          Fund         Fund         Fund
                        -----------  -----------  ------------  -----------  ------------  ------------  -----------  -----------
Investments              $5,944,371   $3,088,457   $11,355,493   $4,111,927   $11,002,836   $11,611,527    $   9,724   $1,425,624

Cash and Short-
 Term Fund                    2,330          391         3,089        1,119         2,999         3,160            9          388

Participant
 Loans                           --           --            --           --            --            --           --           --

Interest
 Receivable                  29,766           --            --           --            --            --           --           --
                        -----------  -----------  ------------  -----------  ------------  ------------  -----------  -----------

Net Assets Available
 For Benefits            $5,976,467   $3,088,848   $11,358,582   $4,113,046   $11,005,835   $11,614,687    $   9,733   $1,426,012
                        ===========  ===========  ============  ===========  ============  ============  ===========  ===========
                                                       SEI
                                                   Investments
                        Diversified                  Company
                          Global     Diversified     Common
                           Stock     Conservative     Stock     Participant
                           Fund          Fund         Fund         Loans        Total
                        -----------  ------------  -----------  -----------  ------------
Investments              $3,075,452      $314,794     $409,400     $     --   $52,349,605

Cash and Short-
 Term Fund                      836            86          154           --        14,561

Participant
 Loans                           --            --           --      700,801       700,801

Interest
 Receivable                      --            --           --           --        29,766
                        -----------  ------------  -----------  -----------   -----------

Net Assets Available
 For Benefits            $3,076,288      $314,880     $409,554     $700,801   $53,094,733
                        ===========  ============  ===========  ===========   ===========

        The accompanying notes are an integral part of this statement.

                   SEI INVESTMENTS CAPITAL ACCUMULATION PLAN
                   -----------------------------------------


           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
           ---------------------------------------------------------

                      FOR THE YEAR ENDED DECEMBER 31, 1997
                      ------------------------------------

                                           Core          Large                         Small          Large       Diversified
                            Stable        Fixed           Cap           Core            Cap            Cap          Moderate
                            Asset         Income         Value      International      Growth         Growth         Growth
                             Fund          Fund          Fund            Fund           Fund           Fund           Fund
                         ------------  ------------  -------------  --------------  -------------  -------------  ------------
Employee
 Contributions            $  240,154    $  242,211    $   987,904    $    418,055    $ 1,069,861    $ 1,107,661    $   97,260
Employer
 Contributions                70,388        69,185        280,952         139,822        314,032        302,787         6,344
Net Realized/
 Unrealized
 Gain (Loss)                 (31,559)       84,176      2,701,425        (180,112)       399,268      3,388,512         8,139
Dividend and
 Interest Income             388,667       223,815      1,529,240         231,040        457,610        852,300         2,059
Interfund Transfers -
 Net                        (246,484)     (135,187)      (270,808)       (696,448)      (544,863)       403,200        40,165

Distributions to
 Participants               (789,225)      (99,653)      (707,133)       (408,845)      (597,473)      (597,127)      (20,102)
                          ----------    ----------    -----------    ------------    -----------    -----------    ----------
Net Increase/
 (Decrease)                 (368,059)      384,547      4,521,580        (496,488)     1,098,435      5,457,333       133,865

Net Assets Available
 For Benefits,
 January 1, 1997           5,976,467     3,088,848     11,358,582       4,113,046     11,005,835     11,614,687         9,733
                          ----------    ----------    -----------    ------------    -----------    -----------    ----------
Net Assets Available
 for Benefits,
 December 31, 1997        $5,608,408    $3,473,395    $15,880,162      $3,616,558    $12,104,270    $17,072,020    $  143,598
                          ==========    ==========    ===========      ==========    ===========    ===========    ==========

                                                                                     SEI
                                                                                 Investments
                          Diversified   Diversified                   Emerging     Company
                             Global        Global      Diversified    Markets       Common
                             Growth        Stock      Conservative     Equity       Stock      Participant
                              Fund          Fund          Fund          Fund         Fund         Loans          Total
                          ------------  ------------  -------------  ----------  ------------  ------------  -------------
Employee
 Contributions             $  293,631    $  485,583    $    22,924    $  66,756   $    3,048    $       --    $ 5,035,048
Employer
 Contributions                 84,983       162,568          4,211       19,150        1,181            --      1,455,603
Net Realized/
 Unrealized
 Gain (Loss)                  239,755       658,540         28,794      (61,547)     365,850            --      7,601,241
Dividend and
 Interest Income               96,790        69,043         14,816        1,527        7,404            --      3,874,311
Interfund Transfers -
 Net                          232,682      (101,742)        (3,303)     394,730      745,000       183,058             --

Distributions to
 Participants                 (27,747)      (63,107)          (408)    (56,476)      (12,310)      (37,792)    (3,417,398)
                           ----------    ----------    -----------    --------    ----------    ----------    -----------
Net Increase/
 (Decrease)                   920,094     1,210,885         67,034     364,140     1,110,173       145,266     14,548,805

Net Assets Available
 For Benefits,
 January 1, 1997            1,426,012     3,076,288        314,880          --       409,554       700,801     53,094,733
                           ----------    ----------    -----------    --------    ----------    ----------   ------------
Net Assets Available
 for Benefits,
 December 31, 1997         $2,346,106    $4,287,173    $   381,914    $364,140    $1,519,727    $  846,067    $67,643,538
                           ==========    ==========    ===========    ========    ==========    ==========    ===========

        The accompanying notes are an integral part of this statement.

                   SEI INVESTMENTS CAPITAL ACCUMULATION PLAN
                   -----------------------------------------


                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------

                               DECEMBER 31, 1997
                               -----------------



1.   PLAN DESCRIPTION:
     -----------------

The following description of the SEI Investments Capital Accumulation Plan (the "Plan"), formerly SEI Corporation Capital Accumulation Plan, provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. The Plan's sponsor is SEI Investments Company ("SEI" or the "Company").

Effective January 1, 1983, the Board of Directors of the Company established the Savings and Investment Plan ("SIP"), a contributory defined contribution plan.

Effective January 1, 1988, the SEI Corporation Tax Credit Employee Stock Ownership Plan ("ESOP") transferred its assets to SIP, and SIP was renamed the SEI Corporation Capital Accumulation Plan. All ESOP participants are fully vested. These transferred assets will be distributed in a lump sum to participants or their beneficiaries upon termination of employment, retirement, death, or total disability. There will be no other activity related to these assets.

Effective April 1, 1993, the ESOP was eliminated. ESOP participants were required to direct their balances to the other investment options or to take distributions. ESOP participants remained fully vested in these amounts.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan provides retirement benefits, including provisions for early retirement and disability benefits, as well as a tax-deferred savings feature. An employee may enroll in the Plan on the first day of the payroll period in the month following their date of employment. A participant may make tax-deferred contributions to the Plan up to the lesser of 15 percent of compensation or $9,500 for the calendar year 1997, which are deposited into a "deferral account."

All Company contributions are discretionary and will be made out of available profits. The Company's matching contribution may not exceed four percent of the participant's annual compensation or $3,840, whichever is lower, and will be credited to the participant's matching contribution account. In addition, the Company may make a contribution to all participants which will be allocated among eligible participants in the same proportion that each participant's compensation bears to the aggregate compensation of all participants. These contributions will be credited to the participant's profit-sharing account.

Participants are eligible to receive Company contributions at the point when the participant is eligible to contribute to the Plan. The Company's matching contributions to the Plan were $1,455,603 and $1,344,992 for 1997 and 1996, respectively. The Company made no other discretionary contributions during 1997 and 1996.

As of December 31, 1997, contributions may be invested in the following investment options: a Stable Asset Fund, a Core Fixed Income Fund, a Large Cap Value Fund, a Core International Fund, a Small Cap Growth Fund, a Large Cap Growth Fund, a Diversified Moderate Growth Fund, a Diversified Global Growth Fund, a Diversified Global Stock Fund, a Diversified Conservative Fund, an Emerging Markets Equity Fund and a SEI Investments Company Common Stock Fund. All funds in the Plan are sponsored by the Company.

A description of each investment option is provided below:

      Stable Asset Fund--This fund is designed to maintain the value of the money contributed to the Plan and earn interest. The fund invests mostly in Guaranteed Investment Contracts purchased from insurance companies and other financial institutions which are either highly rated (AAA or AA) or guaranteed by the U.S. Government or its agencies. This fund's contract value approximates fair value.

      Core Fixed Income Fund--This fund invests in governmental and corporate bonds and is structured to earn income without significant price improvement.

      Large Cap Value Fund--This fund is structured to invest in equity securities of large companies. This fund invests in the stocks of companies whose prices appear low relative to certain fundamental characteristics such as earnings, book value, or return on equity. The value of the fund will rise and fall based on these companies' performance.

      Core International Fund--This fund purchases equity securities in companies outside of the United States. A majority of these investments are made in European and Asian companies that have a long-term potential for growth.

      Small Cap Growth Fund--This fund invests in equity securities of small companies. The object of this fund is to allow the investment to grow as the companies grow.

      Large Cap Growth Fund--This fund invests in equity securities of large companies. The object of this fund is to allow the investment to grow as the companies grow.

      Diversified Moderate Growth Fund--This fund seeks to provide long-term capital appreciation with a limited level of current income through investments in equity and fixed-income funds, including non-U.S. Equity funds.

      Diversified Global Growth Fund--This fund invests primarily in other equity funds. The object of this fund is to provide long-term capital appreciation through participation in both U.S. and international equity markets.

      Diversified Global Stock Fund--This fund's object is to provide long-term capital appreciation through participation in the global equity markets. The fund achieves this goal primarily through investment in both U.S. and non-U.S. equities.

      Diversified Conservative Fund--This fund invests primarily in money market and fixed income funds to provide current income with the opportunity for capital appreciation.

      Emerging Markets Equity Fund--This fund seeks to provide capital appreciation by investing primarily in a diversified portfolio of equity securities of emerging market issuers.

      SEI Investments Company Common Stock Fund--This fund seeks long-term growth by investing primarily in shares of the Company's Common Stock.

Participants are immediately vested in their voluntary contributions to the Plan. Participants obtain a non-forfeitable right of ownership in all employer contributions credited to their accounts at the time of contribution.

Amounts in participants' accounts will be distributed in the form of an annuity, lump sum amount, or a combination thereof to participants or their beneficiaries upon termination of employment, retirement, death, or total disability.
Employee contributions in a participant's deferral account may be withdrawn during employment after the employee reaches age 59 1/2 or upon showing immediate and substantial financial hardship. The post-tax feature provides for employee contributions in a participant's savings account to be eligible for withdrawals at any time.

Under the tax-deferral feature, after two years of participation in the Plan, a participant is eligible for a loan amount not to exceed the lesser of $50,000 or 50% of his salary deferred account balance; the minimum loan amount is $1,000. The loans are made at a rate equivalent to those being charged on similar commercial loans with terms from one year to five years, except for loans for the purchase of a primary residence, which can have terms of up to 10 years. Participants may only borrow against their accounts if they have been making tax-deferred contributions for at least 24 months.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
     ------------------------------------------

Basis of Accounting
-------------------

The accompanying financial statements are prepared using the accrual basis of accounting.

Income Taxes
------------

The Plan is qualified pursuant to Section 401(a) of the Internal Revenue Code (the "Code") and accordingly the trust is exempt from income taxation under the provisions of Section 501(a) of the Code. In October of 1995, the Plan received a favorable determination letter from the IRS. This signifies that the Plan meets the Code requirements for design. Management believes the Plan is designed and operating in compliance with the Code and accordingly, there is no provision for income taxes in the accompanying financial statements.

Valuation of Investments
------------------------

The Plan's investments are stated at market value in the accompanying financial statements.

Management's Use of Estimates
-----------------------------

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan's management to make estimates and assumptions that affect the reported amounts of the net assets available for benefits and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

3.   INVESTMENTS:
     ------------

Effective April 1, 1993, the Plan terminated its investment relationship with CIGNA Corporation and Sanford C. Bernstein & Co., Inc. and added the following SEI sponsored money market and mutual funds: Stable Asset Fund, Intermediate Taxable Bond Fund, Equity Value Fund, International Equity Fund and Small Cap Growth Fund.

Effective April 1, 1993, the Plan terminated the trustee and recordkeeping relationship with Boatmen's Trust Company and transferred the trustee function to SEI Trust Company and the recordkeeping function to SEI Investments Management Company ("SIMC"), both of which are wholly owned subsidiaries of SEI.

Effective December 1995, the Plan added the following mutual funds sponsored by the Company: Small Cap Value Fund and Large Cap Growth Fund. During 1995, the names of several funds were changed. The Equity Value Fund was changed to the Large Cap Value Fund; the Intermediate Taxable Bond Fund was changed to the Core Fixed Income Fund; the International Equity Fund was changed the Core International Fund.

In May 1995, the Company entered into an agreement with KPMG Peat Marwick ("KPMG") to assume its full-service recordkeeping operations. As a result of the agreement, the Plan's recordkeeping function was transferred from SIMC to KPMG as of November 1995.

During 1996, the Plan closed the Equity Income Fund, the Capital Appreciation Fund and the Small Cap Value Fund to investments by Plan participants and Plan participants were required to transfer the funds to other investments under the Plan. In 1996, the Plan opened the following funds to participant investment: the Diversified Moderate Growth Fund, the Diversified Global Growth Fund, the Diversified Global Stock Fund and the Diversified Conservative Fund.

In December 1997, the Company filed a registration statement on Form S-8 with the Securities and Exchange Commission to register 1,000,000 shares of the Company's Common stock to be offered or sold as an investment option of the Plan. Additionally, during 1997, the Plan opened the Emerging Markets Equity Fund to participant investment.

The fair market values of individual assets that represent 5% or more of the Plan's net assets available for benefits as of December 31, 1997 and 1996 are as follows:

  1997:
  ----
     Stable Asset Fund                                         $ 5,564,378
     Core Fixed Income Fund                                      3,447,108
     Large Cap Value Fund                                       15,840,422
     Core International Fund                                     3,607,507
     Small Cap Growth Fund                                      12,073,979
     Large Cap Growth Fund                                      17,029,296
     Diversified Global Stock Fund                               4,276,445

  1996:
  ----

     Stable Asset Fund                                         $ 5,944,371
     Core Fixed Income Fund                                      3,088,457
     Large Cap Value Fund                                       11,355,493
     Core International Fund                                     4,111,927
     Small Cap Growth Fund                                      11,002,836
     Large Cap Growth Fund                                      11,611,527
     Diversified Global Stock Fund                               3,075,452


4.   PLAN EXPENSES:
     -------------

All normal administrative costs of the Plan are paid by the Company.

5.   PLAN TERMINATION:
     -----------------

Although it has no expressed intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

In the event of whole or partial termination of the Plan, or complete discontinuance of employer contributions, each participant shall receive a total distribution of their account.

6.   DISTRIBUTIONS TO PARTICIPANTS:
     ------------------------------

Distributions to terminated participants are generally made in the year following termination. Distributions payable to participants at December 31, 1997 and 1996 amounted to $373,661 and $282,930, respectively.

7.   RECONCILIATION TO FORM 5500:
     ----------------------------

Distributions payable to participants are recorded as a liability in the Plan's Form 5500 and not recorded as a liability in the accompanying statements of net assets available for benefits in accordance with generally accepted accounting principles.

The following table reconciles net assets available for benefits per the financial statements to the Form 5500 as filed by the Company.

                                                                            Net Assets Available
                                                                                for Benefits
                                       1997              1997                    December 31
                                     Accrued           Benefits
                                                                     -----------------------------------
                                  Distributions          Paid              1997               1996
                                 ----------------  ----------------  -----------------  ----------------
Per financial statements                 $     --       $3,417,398        $67,643,538       $53,094,733
Accrued distributions                     373,661          373,661           (373,661)         (282,930)
Reversal of 1996 accrual for
 distributions                                 --         (282,930)                --                --
                                         --------       ----------        -----------       -----------
Per Form 5500                            $373,661       $3,508,129        $67,269,877       $52,811,803
                                         ========       ==========        ===========       ===========

                                                                      SCHEDULE I

                   SEI INVESTMENTS CAPITAL ACCUMULATION PLAN
                   -----------------------------------------
                                EIN #23-1707341
                                ---------------
                                   PIN #002
                                   --------

                      ITEM 27(a)--SCHEDULE OF ASSETS HELD
                      -----------------------------------
                            FOR INVESTMENT PURPOSES
                            -----------------------
                               DECEMBER 31, 1997
                               -----------------

    No. of                                                                                         Current
    Shares                               Description                              Cost              Value
---------------  ---------------------------------------------------    -----------------  ----------------
      5,564,378  SEI* Stable Asset Fund                                       $ 5,564,378       $ 5,564,378

                 SEI* Institutional Managed
        328,333  Trust--Core Fixed Income Fund                                  3,363,561         3,447,108

                 SEI* Institutional Managed
        865,597  Trust--Large Cap Value Fund                                   12,864,544        15,840,422

                 SEI* International
        386,657  Trust--Core International Fund                                 3,841,582         3,607,507

                 SEI* Institutional Managed
        726,473  Trust--Small Cap Growth Fund                                  12,089,873        12,073,979

                 SEI* Institutional Managed
        867,072  Trust--Large Cap Growth Fund                                  14,048,137        17,029,296

                 SEI* Asset Allocation Trust--Diversified Moderate
         12,327  Growth Fund                                                      141,339           143,238

                 SEI* Asset Allocation Trust--Diversified Global
        188,272  Growth Fund                                                    2,137,716         2,340,225

                 SEI* Asset Allocation Trust--Diversified Global
        360,348  Stock Fund                                                     3,683,380         4,276,445

                 SEI* Asset Allocation Trust--Diversified
         35,504  Conservative Fund                                                351,729           380,959

                 SEI* Institutional International Trust--Emerging
         35,061  Markets Equity Fund                                              404,727           363,228

                 SEI* Investments Company Common Stock
         39,894  Fund                                                             817,509         1,515,934

          7,247  Cash and Short-Term Fund                                           7,247             7,247

                 Participant Loans (Interest rates range
            N/A  from 8.0% - 11.5%)                                               846,067           846,067
                                                                        -----------------  ----------------

                    Total                                                     $60,161,789       $67,436,033
                                                                        =================  ================

* Represents a party-in-interest

                                                                     SCHEDULE II

                   SEI INVESTMENTS CAPITAL ACCUMULATION PLAN
                   -----------------------------------------
                                EIN #23-1707341
                                ---------------
                                   PIN #002
                                   --------

                ITEM 27(d)--SCHEDULE OF REPORTABLE TRANSACTIONS
                -----------------------------------------------
                     FOR THE YEAR ENDED DECEMBER 31, 1997
                     ------------------------------------

                                                  Number    Number                                           Gain
                                                    of        of     Purchase       Sale        Cost        (Loss)
   Description of Assets or Security            Purchases   Sales      Price      Proceeds     Basis       on Sale
   ---------------------------------            ---------  ------  -----------  -----------  ---------   -----------
Series
------

SEI* Stable Asset Fund                            101       112    $3,495,577   $3,663,133   $3,663,133  $     --

SEI* Institutional Managed
 Trust--Large Cap Value Fund                      118       141     3,040,762    1,643,072    1,520,183   122,889

SEI* Institutional Managed
 Trust--Small Cap Growth Fund                     104       138     2,803,209    2,137,039    2,197,476   (60,437)

SEI* Institutional Managed
 Trust--Large Cap Growth Fund                     130       141     3,682,425    1,654,949    1,403,080   251,869

SEI* Institutional International
 Trust--Emerging Markets Equity Fund               72       135     1,466,478    1,872,133    1,869,442     2,691

The purchase prices and selling prices of the above transactions represent the current value of the assets on the transaction date.

* Represents a party-in-interest